Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CHANGE OF CHIEF FINANCIAL OFFICER
AND
REDESIGNATION OF DIRECTOR

The Board announced the cessation of Mr. Lei as the Chief Financial Officer of the Company and redesignation of Mr. Lei as a non-executive director of the Company effective 1st July, 2008 due to the appointment of Mr. Lei as the Chief Financial Officer of BBA, a jointly controlled entity of the Company effective 12th May, 2008. Mr. Qian has been appointed as the Chief Financial Officer of the Company effective 1st July, 2008 to replace Mr. Lei.
The board (the “Board”) of directors of Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) announced the nomination of Mr. Lei Xiaoyang (“Mr. Lei”) by the Company to be the Chief Financial Officer of BMW Brilliance Automotive Ltd. (“BBA”), a jointly controlled entity indirectly held as to 49.5% by the Company. The appointment of Mr. Lei as the Chief Financial Officer of BBA was effective on 12th May, 2008. As a result of the appointment of Mr. Lei as the Chief Financial Officer of BBA, Mr. Lei will cease to be the Chief Financial Officer of the Company effective 1st July, 2008.
Mr. Qian Zuming (“Mr. Qian”) has been appointed as the Chief Financial Officer of the Company effective 1st July, 2008. Mr. Qian, age 45, is currently a Vice President and the Chief Financial Officer of Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), a 51% owned subsidiary of the Company. Mr. Qian is an associate member of the Institute of Financial Accountants of the United Kingdom.. He holds a Master of Finance Degree from the Graduate School, The Chinese Academy of Social Sciences and a Master of Business Administration Degree from The Wisconsin International University (USA), Ukraine.
Mr. Lei has confirmed that he has no disagreement with the Board and there are no matters in relation to his cessation as the Chief Financial Officer of the Company that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company.
Mr. Lei is currently an executive director of the Company and will be redesignated as a non-executive director of the Company effective 1st July, 2008.
Mr. Lei, age 51, was a non-executive director of the Company from June 2003 to June 2005 and was redesignated as an executive director of the Company effective June 2005. Mr. Lei has been the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in (Huachen Automotive Group Holdings Company Limited*) since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University in the United States of America.
Mr. Lei is a director and chief financial officer of Shenyang XingYuanDong Automobile Component Co., Ltd., a director of each of Shenyang Automotive, Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Jianhua Motors Engine Co., Ltd., China Brilliance Automotive Components Group Limited, Southern State Investment Limited, Beston Asia Investment Limited, Pure Shine Limited, Key Choice Group Limited, Brilliance China Finance Limited., Shenyang ChenFa Automobile Component Co., Ltd., and Shenyang Brilliance Power Train Machinery Co. Ltd., all of which are subsidiaries of the Company. Save as disclosed, he does not hold any position in any subsidiaries of the Company.
Save as disclosed above, Mr. Lei does not have any relationships with any other directors, senior management, substantial shareholders or controlling shareholders of the Company.
Mr. Lei is currently a director of Shanghai Shenhua Holdings Co., Ltd., an A-share company listed on the Shanghai Stock Exchange. Save as disclosed above, Mr. Lei has not held any directorship in any listed public companies in the last three years.
As at the date of this announcement, Mr. Lei is entitled to exercise share options to subscribe for 3,000,000 shares of the Company at a subscription price of HK$1.32 per share for a period of 10 years commencing from 28th December, 2006 and share options to subscribe for 3,000,000 shares of the Company at a subscription price of HK$1.746 per share for a period of 10 years commencing from 31st December, 2007, under the share option scheme of the Company adopted in 2002. Save as disclosed herein, Mr. Lei is not interested or deemed to be interested in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
No service agreement has been entered into between the Company and Mr. Lei. The appointment of Mr. Lei has no fixed term but he is subject to the retirement by rotation requirements under the bye-laws of the Company. As a non-executive director, the emoluments of Mr. Lei will be determined by the Board with reference to his qualifications, experience and duties and responsibilities in the Group. Mr. Lei was paid RMB1,074,000 as his salary and benefits as an executive director of the Company for the year ended 31st December, 2007.
There is no information relating to Mr. Lei which is discloseable under Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 30th June, 2008
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only